Wayne A. Wald Akerman Senterfitt LLP 335 Madison Avenue Suite 2600 New York, NY 10017 Tel: 212.880.3800 Fax: 212.880.8965

June 13, 2012

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie F. Rizzo

Re:	Fiesta Restaurant Group, Inc.

Registration Statement on Form S-4

Filed April 30, 2012

File No. 333-181050

Dear Ms. Rizzo:

Set forth below is the response on behalf of Fiesta Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 11, 2012 (the “Comment Letter”) concerning the referenced Registration Statement on Form S-4 which was filed with the Commission on April 30, 2012. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

akerman.com

BOCA RATON	DALLAS	DENVER	FORT LAUDERDALE	JACKSONVILLE	LAS VEGAS	LOS ANGELES	MADISON	MIAMI	NAPLES

NEW YORK	ORLANDO	PALM BEACH	SALT LAKE CITY	TALLAHASSEE	TAMPA	TYSONS CORNER	WASHINGTON, D.C.

WEST PALM BEACH

Julie F. Rizzo

Securities and Exchange Commission

June 13, 2012

General

1.	We note that you are registering the offering of 8.875% Senior Secured Second Lien Notes Due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No- Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

We are concurrently providing under separate cover a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in the aforementioned letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.	Refer to the first full paragraph on page 3 of the opinion. The language in this paragraph represents an inappropriate limitation on the scope of counsel’s opinion. Please have counsel revise accordingly.

We acknowledge the Staff’s comment. Pursuant to counsel’s conversation with the Staff, counsel did not revise the first full paragraph on page 3 of the opinion as requested.

Exhibit 5.2

3.	Counsel may examine any documents of its client that it believes necessary to render its opinion. Please have counsel revise the listing of documents on pages 1 and 2 of its opinion to clarify that counsel has examined all other documents it deems necessary to form its opinion.

Counsel has revised its opinion as requested by the Staff.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Julie F. Rizzo

Securities and Exchange Commission

June 13, 2012

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form S-4, please feel free to call me (212-880-3841) or Palash Pandya (212-822-2240) of Akerman Senterfitt LLP, or Joseph A. Zirkman, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2333).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Timothy P. Taft

Joseph A. Zirkman

Palash Pandya